Exhibit 99.1

No securities regulatory authority has expressed an opinion about any information contained herein and it is an offence to claim otherwise. This prospectus does not constitute a public offering of any securities.

PROSPECTUS

Non-Offering Prospectus	August 10, 2021

LI-CYCLE HOLDINGS CORP.

No securities are being offered pursuant to this prospectus.

This non-offering prospectus (the “Canadian Prospectus”) is being filed with the Ontario Securities Commission (“OSC”) to enable Li-Cycle Holdings Corp. (being the amalgamated corporation resulting from the Amalgamation (as defined herein) of Li-Cycle Holdings Corp.(prior to the Amalgamation, “Newco”) and Peridot Ontario (as defined herein) to become a reporting issuer under the Securities Act (Ontario), notwithstanding that no sale of its securities is contemplated herein.

Newco is a corporation incorporated under the laws of the Province of Ontario on February 12, 2021 for the sole purpose of effecting the Business Combination (as defined below). Newco’s head and registered office is located at 2351 Royal Windsor Dr., Unit 10, Mississauga, Ontario, L5J 4S7.

On February 15, 2021, Newco entered into a business combination agreement (the “Business Combination Agreement”) with Li-Cycle Corp. (the “Company”), an Ontario corporation and the parent corporation of Newco, and Peridot Acquisition Corp. (“Peridot”), a Cayman Islands exempted company trading on the New York Stock Exchange (“NYSE”) as a special purpose acquisition corporation. Under the terms of the Business Combination Agreement, the following transactions were completed on or prior to the closing date, which occurred on August 10, 2021:

•

Peridot continued as a corporation existing under the laws of the Province of Ontario (the “Peridot Continuance” and Peridot as so continued, “Peridot Ontario”), and in connection therewith, the outstanding Class A ordinary shares (“Class A Shares”) and Class B ordinary shares (“Class B Shares”) of Peridot and the outstanding warrants to purchase Class A Shares were deemed to be an equivalent number of Class A common shares, Class B common shares and warrants to purchase Class A common shares of Peridot Ontario;

•	following the Peridot Continuance, the outstanding Class B common shares of Peridot Ontario converted into Class A common shares of Peridot Ontario on a one-for-one basis; and

•

pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario), among other things, (i) Peridot Ontario and Newco amalgamated (Peridot Ontario and Newco, as so amalgamated, “Amalco”), and in connection therewith, the Newco share held by the Company was exchanged for a common share of Amalco (an “Amalco Share”), the outstanding Class A common shares and warrants to purchase Class A common shares of Peridot Ontario were exchanged for an equivalent number of Amalco Shares and warrants to purchase an equivalent number of Amalco Shares, (ii) the Amalco Share held by the Company was purchased for cancellation by Amalco, (iii) the outstanding Class A preferred shares of the Company converted into and were exchanged for common shares of the Company on a one-for-one basis, and (iv) Amalco acquired all of the issued and outstanding common shares of the Company from the Company’s shareholders in exchange for Amalco Shares having an aggregate equity value of U.S.$975 million (the Arrangement and the other transactions described above are referred to in this Canadian Prospectus as the “Business Combination”); and upon the closing of the Business Combination (the “Closing”), the Company became a wholly-owned subsidiary of Amalco and Amalco was named Li-Cycle Holdings Corp.

Concurrently with the execution of the Business Combination Agreement, Peridot and Newco entered into subscription agreements with certain investors (the “PIPE Investors”), including an affiliate of Peridot’s sponsor, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Newco agreed to issue and sell to the PIPE Investors, immediately prior to Closing, an aggregate of 31,500,000 Amalco Shares for a purchase price of U.S.$10.00 per share, for aggregate gross proceeds of U.S.$315,000,000 (the “PIPE Financing”).

Amalco issued an aggregate of approximately 163,122,374 Amalco Shares upon the consummation of the Business Combination. Upon completion of the Business Combination, (i) the Company’s former shareholders owned approximately 59.8% of the outstanding Amalco Shares, (ii) Peridot’s former public shareholders owned approximately 16.3% of the outstanding Amalco Shares, (iii) Peridot’s sponsor and its affiliates owned approximately 6.1% of the outstanding Amalco Shares, and (iv) the PIPE Investors (excluding the affiliate of Peridot’s sponsor) owned approximately 17.8% of the outstanding Amalco Shares. In connection with the Peridot Shareholders Meeting (as defined below), Peridot shareholders exercised redemption rights in respect of an aggregate of 3,377,626 Class A Shares and Peridot redeemed those shares for an aggregate redemption price of approximately U.S.$33.8 million from Peridot’s trust account (the “Trust Account”).

The Company is an industry leader in lithium-ion battery resource recovery and the largest lithium-ion battery recycler in North America. Its recycling process is designed to process battery manufacturing scrap and end-of-life batteries to recover raw materials, including lithium carbonate, sulphate cobalt and nickel sulphate, that can be delivered back to the battery production supply chain. Unlike the traditional revenue model for recycling that relies primarily on waste or tipping fees, the Company is focused on generating revenue from sales of the raw materials it produces. The Company currently recovers up to 95% of the raw materials found in lithium-ion batteries and battery scrap, as compared to what we believe to be a 50% traditional industry average. See the section entitled “Information About Li-Cycle” in the U.S. Prospectus and the section entitled “Market and Industry Data” in this Canadian Prospectus.

In connection with the Business Combination, on March 30, 2021, Newco filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, as amended by amendment no. 1 on May 13, 2021, as further amended by amendment no. 2 on June 7, 2021, as further amended by amendment no. 3 on June 30, 2021, and as further amended by amendment no. 4 on July 6, 2021 (as amended, the “Registration Statement”). The Registration Statement (Registration No. 333-25484) was declared effective by the SEC on July 15, 2021. The Registration Statement contains a proxy statement and prospectus dated July 15, 2021 (as supplemented by the Form 6-K dated July 29, 2021 filed by Newco with the SEC, the “U.S. Prospectus”), a copy of which is attached to and forms part of and is incorporated in this Canadian Prospectus, which constitutes a prospectus of Newco under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to the Amalco Shares issued following the consummation of Business Combination. The U.S. Prospectus also constitutes a proxy statement for Peridot under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, and a notice of meeting with respect to the extraordinary general meeting (the “Peridot Shareholders Meeting”) of Peridot shareholders held on August 5, 2021 to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters. At the Peridot Shareholders Meeting, Peridot shareholders approved the Business Combination.

There is no market in Canada through which the securities of Amalco may be sold and security holders may not be able to resell securities of Amalco owned by them. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of our securities and the extent of issuer regulation. See the section entitled “Risk Factors” in the U.S. Prospectus.

The NYSE has conditionally approved the listing of the common shares of Amalco. Listing is subject to Amalco fulfilling all of the requirements of the NYSE.

No underwriters or selling agents have been involved in the preparation of this Canadian Prospectus or performed any review or independent due diligence of its contents. No person is authorized by us to provide any information or to make any representation other than those contained in this Canadian Prospectus with respect to us or our securities.

This Canadian Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities. Since no securities are being offered pursuant to this Canadian Prospectus, no proceeds will be raised and all expenses in connection with the preparation and filing of this Canadian Prospectus will be paid by us from our general corporate funds.

This Canadian Prospectus is in three sections. The first section consists of the cover page disclosure that is required to be included herein pursuant to National Instrument 41-101 – General Prospectus Requirements and Form 41-101F1 – Information Required in a Prospectus (together, “NI 41-101”). The second section is a supplement to the U.S. Prospectus, which sets out required disclosure to be included herein pursuant to NI 41-101 and not otherwise included in the U.S. Prospectus. The third section is the U.S. Prospectus.

This Canadian Prospectus does not contain all the information set forth in the Registration Statement and its exhibits. With respect to the statements in this Canadian Prospectus about the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement, we refer you, in each instance, to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by reference to the document to which it refers.

A copy of the Registration Statement and the exhibits that were filed with the Registration Statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1590, 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the Registration Statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Following completion of the Business Combination, the board of directors of Amalco (the “Board”) consists of seven directors, of whom five were nominated by the Company (two of the five being the prior Executive Chair and Chief Executive Officer, respectively, of the Company) and two were nominated by Peridot. Certain of the directors and officers of Amalco reside outside of Canada. The persons named below have appointed the following agent for service of process. However, it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Name	Name and Address of Agent
Anthony Tse Alan Levande Scott Prochazka	Li-Cycle Holdings Corp., 2351 Royal Windsor Dr., Unit 10, Mississauga, Ontario, L5J 4S7

TABLE OF CONTENTS

GENERAL MATTERS	6

NON-IFRS MEASURES	6

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	7

MARKET AND INDUSTRY DATA	9

EXCHANGE RATE INFORMATION	10

SUMMARY OF PROSPECTUS	11

CORPORATE STRUCTURE	11

DESCRIPTION OF BUSINESS	12

REGULATORY FRAMEWORK	12

DIVIDEND POLICY	13

MANAGEMENT’S DISCUSSION AND ANALYSIS	13

DESCRIPTION OF AMALCO’S SECURITIES	14

PRIOR SALES	14

OPTIONS TO PURCHASE SECURITIES	15

DIRECTORS AND OFFICERS	15

DIRECTOR COMPENSATION	16

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	16

CORPORATE GOVERNANCE DISCLOSURE	16

AUDIT COMMITTEE	17

CEASE TRADE ORDERS	17

BANKRUPTCIES	17

PRINCIPAL SECURITYHOLDERS AND SELLING SECURITIYHOLDERS	18

SECURITIES PENALTIES OR SANCTIONS	18

CONFLICTS OF INTEREST	19

PROMOTERS	19

MATERIAL CONTRACTS	19

LEGAL MATTERS	21

INDEX TO FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION & ANALYSIS, AND U.S. PROSPECTUS	F-1

EXHIBIT “A” – BOARD MANDATE	A-1

EXHIBIT “B” – AUDIT COMMITTEE CHARTER	B-1

CERTIFICATE OF LI-CYCLE HOLDINGS CORP.	C-1

CERTIFICATE OF THE PROMOTERS	C-2

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, “Amalco”, “we”, “us” and “our” refers to Li-Cycle Holdings Corp., together, if the context requires, with its consolidated subsidiaries, including the Company, upon completion of the Business Combination. The “Company” refers to Li-Cycle Corp., the previous operating private company acquired by Amalco pursuant to the Arrangement.

NON-IFRS MEASURES

The U.S. Prospectus makes reference to certain measures not recognized under International Financial Reporting Standards (“IFRS”), including “EBITDA” and, in the section entitled “The Business Combination – Certain Projected Financial Information”, “Revenue” and “Cash Flow”. These measures do not have any standardized meaning under IFRS and may not be comparable with similar measures used by other companies. The non-IFRS measures referenced in the U.S. Prospectus include certain financial projections in the section entitled “The Business Combination—Certain Projected Financial Information”, which are herein supplemented as follows:

Projected Revenue for 2021E

“Revenue”, when used in the table below, means gross revenues (being revenues before treatment and refining charges incurred in connection with the sale of black mass). See below for a reconciliation of gross revenues to revenues determined in accordance with IFRS. In light of battery supply-related issues experienced by the Corporation at its Kingston Spoke in the second fiscal quarter of fiscal 2021 due to COVID-19 related shutdowns in Ontario, and the resulting adverse impact on the Corporation’s revenues for the first six months of calendar 2021, the Corporation projects that gross revenues for the twelve months ended December 31, 2021 will be between $10.0 million and $11.5 million.

Projected EBITDA Loss for 2021E

The Corporation has incurred certain expenses in calendar year 2021 that, in the aggregate, are likely to increase the projected EBITDA loss for calendar 2021 and, accordingly, the Corporation revised that figure from $(6.2) million to between $(19.2) million and $(22.0) million. These expenses include (i) a professional fees charge of $2 million in the first quarter of 2021, (ii) a fair value loss of $1.924 million in the second quarter of 2021 with respect to its outstanding restricted share units, (iii) certain expenses that the Corporation had anticipated would be incurred in 2022 but were incurred in calendar 2021 so as to continue to advance the development of the Rochester Hub, and (iv) higher than expected expenses associated with an increase in headcount to execute on the Corporation’s global growth plans. See below for a reconciliation of projected EBITDA to net income.

Projected Cash Flow for 2021E

“Cash Flow”, when used in the table below, is calculated as EBITDA disclosed in the table, less Capital Expenditures disclosed in the table. As a result of foregoing and the adjustments to the projected EBITDA loss for 2021E described above under “Projected EBITDA Loss for 2021E”, the Corporation revised the projected Cash Flow figures for 2021E from $(143.5) million to between $(156.5) million and $(159.3) million.

Financial Projections ($ in millions)	2021E		2022E	2023E	2024E	2025E
Revenue(1)	$10.0 to 11.5		$75.0	$263.7	$699.7	$957.8
EBITDA(2)	$(19.2	) to (22.0)	$2.7	$109.0	$338.6	$541.1
Capital Expenditure	$(137.3)		$(246.4)	$(181.1)	$(9.6)	$(372.4)
Cash Flow(3)	$(156.5	) to (159.3)	$(243.7)	$(72.1)	$329.0	$168.7

(1)	Revenue is calculated as revenues before treatment and refining charges incurred in connection with the sale of black mass.

(2)	EBITDA is calculated as net income (loss) before interest, taxes, depreciation and amortization.

(3)	Cash Flow is calculated as EBITDA less capital expenditures.

IFRS Reconciliations

Revenue
	2021E	2022E	2023E	2024E	2025E
Revenue per financial projections	$10.0 to 11.5	$75.0	$263.7	$699.7	$957.8
Deduct treatment and refining charges	$2.1 to 2.4	$6.4	$7.1	$1.9	$—
Revenue as determined in accordance with IFRS	$7.9 to 9.1	$68.6	$256.6	$697.8	$957.8

EBITDA and Cash Flow
	2021E	2022E	2023E	2024E	2025E
Net income (loss)	$(23.0) to (25.8)	$(5.2)	$61.7	$204.8	$353.6
Add back:
Depreciation and Amortization	$2.6	$7.9	$25.0	$60.0	$60.0
Interest	$1.2	$—	$—	$—	$—
Income taxes	$—	$—	$22.3	$73.8	$127.5

EBITDA	$(19.2) to (22.0)	$2.7	$109.0	$338.6	$541.1
Capital Expenditures	$(137.3)	$(246.4)	$(181.1)	$(9.6)	$(372.4)

Cash Flow calculated as EBITDA less Capital Expenditures	$(156.5) to (159.3)	$(243.7)	$(72.1)	$329.0	$168.7

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Canadian Prospectus and the U.S. Prospectus may constitute “forward-looking statements”.

Amalco’s forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies of the Company’s management team with respect to the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including, but not limited to, any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Canadian Prospectus may include, for example, statements about:

•	the benefits of the Business Combination;

•	Amalco’s financial performance following the Business Combination;

•	changes in the Company’s or Amalco’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	expansion plans and opportunities; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Canadian Prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and Amalco does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding whether to invest in Amalco’s securities. As a result of a number of known and unknown risks and uncertainties, the Company’s and Amalco’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the outcome of any legal proceedings that may be instituted against the Company, Newco or Peridot following announcement of the Business Combination and transactions contemplated thereby;

•	the risk that the Business Combination has disrupted or will disrupt current plans and operations of the Company as a result of the announcement and consummation of the transactions described herein;

•

Amalco’s ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Amalco to grow and manage growth profitably following the Business Combination;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the effects of the COVID-19 pandemic on the Company’s or Amalco’s business;

•	the possibility that Peridot, the Company, Newco or Amalco may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties described in this Canadian Prospectus or the U.S. Prospectus, including, but not limited to, those under the section entitled “Risk Factors”.

Such estimates and assumptions are made by Amalco in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this Canadian Prospectus or the U.S. Prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Canadian Prospectus and the U.S. Prospectus was obtained from third party sources, industry reports, including by Benchmark Mineral Intelligence and Statista, and from websites and other publicly available information, as well as on the basis of the Company’s knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

This Canadian Prospectus and the U.S. Prospectus describe the Company as “an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America”. When the Company refers to itself as “the leading lithium-ion battery recycler in North America”, it is referring to its status based on installed permitted capacity for lithium-ion battery recycling measured in tonnes per year. “Installed permitted capacity” means the installed and operational capacity that is permitted for the purpose of lithium-ion battery recycling. The Company has compared its installed permitted capacity against that of competitive lithium-ion battery recyclers in North America on the basis of publicly available information from permitting authorities. The U.S. Prospectus also includes statements to the effect that the Company has a “leading position” in the lithium battery recovery market. These statements are made on the same basis as the statements referred to above in this paragraph. Statements in the U.S. Prospectus to the effect that it believes that the traditional industry average Recycling Efficiency Rate is 50%, are based on the Company’s knowledge of the battery recovery market, including information provided by suppliers, partners, customers and other industry participants. Statements in the U.S. Prospectus regarding the projected growth in demand for the Company’s services at a global CAGR of 18% from 2021 to 2025 are based on the Company’s total addressable market forecast, which is based on a range of inputs from independent sources, including Benchmark Mineral Intelligence and the International Energy Agency, and on the Company’s knowledge of the battery recovery market, including information provided by suppliers, partners, customers and other industry participants.

The Company’s estimate in the U.S. Prospectus that “by the end of 2020 there were 465,000 tonnes annually of lithium-ion batteries available for recycling globally” is based on the Company’s total addressable market forecast, which is based on a range of inputs from independent sources, including Benchmark Mineral Intelligence and the International Energy Agency, and on the Company’s knowledge of the battery recovery market, including information provided by suppliers, partners, customers and other industry participants. The Company’s statement in the U.S. Prospectus that “the number of EVs is expected to reach 137.8 million annual sales by 2030, as compared to 7.6 million in 2020”, is based on the International Energy Agency’s 2020 Global EV Outlook publication, accessible at https://www.iea.org/reports/global- ev-outlook-2020. Statements in the U.S. Prospectus regarding technologies employed by other recycling facilities are based on management belief, based on its knowledge of the battery recovery market, including information provided by suppliers, partners, customers and other participants. The statement in the U.S. Prospectus that “at present, China is the most lucrative market for LFP recycling” is based on data from Benchmark Mineral Intelligence and Statista. The statement in the U.S. Prospectus that “Ontario requires recycling efficiency rates for lithium-ion batteries of over 70% by 2023” is based on Ontario Regulation 30/20 made under the Resource Recovery and Circular Economy Act, 2016. The statement in the U.S. Prospectus that the European Union proposes to update its EU Battery Directive during 2021 to implement more aggressive recycling targets, including minimum material recovery rates of 90% for both cobalt and nickel by 2025” is based on the European Commission Proposal for a Regulation of the European Parliament and of the Council concerning batteries and waste batteries 2020/353 (COD).

Although we are responsible for all of the disclosure contained in this Canadian Prospectus and the U.S. Prospectus under applicable Canadian securities laws, and the Company believes that the market and industry data presented throughout this Canadian Prospectus and the U.S. Prospectus is accurate and, with respect to data prepared by the Company or on the Company’s behalf, that the Company’s opinions, estimates and assumptions are currently appropriate and reasonable, there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this Canadian Prospectus and the U.S. Prospectus are not guaranteed and, although the Company believes it to be reliable, the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications. Although the Company believes it to be reliable, the Company has not independently verified any of the data from third party sources referred to in this Canadian Prospectus or the U.S. Prospectus, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. For the avoidance of doubt, nothing stated in this paragraph operates to relieve us from liability for any misrepresentation contained in this Canadian Prospectus or the U.S. Prospectus under applicable Canadian securities laws.

EXCHANGE RATE INFORMATION

The Company has prepared its consolidated annual financial statements as of and for the three years ended October 31, 2020 in U.S. dollars as its presentation currency to align with its change of functional currency from Canadian dollars to U.S. dollars as of November 1, 2020. Peridot also prepares its consolidated financial statements in U.S. dollars. In this Canadian Prospectus and the U.S. Prospectus, references to “Cdn$” and “Canadian dollars” are to the lawful currency of Canada and references to “U.S. dollars” and “U.S.$” are to the lawful currency of the United States of America.

The following table sets forth: (i) the daily closing exchange rates for one Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average daily closing exchange rates for such periods; and (iii) the high and low daily closing exchange rates during such periods, based on rates quoted by the Bank of Canada.

	Year Ended October 31			Six Months Ended April 30
	2020	2019	2018	2021	2020
	(US$)	(US$)	(US$)	(US$)	(US$)
Rate at end of period	0.7509	0.7599	0.7609	0.8140	0.7189
Average rate for period	0.7435	0.7527	0.7772	0.7861	0.7429
High for period	0.7710	0.7670	0.8138	0.8140	0.7710
Low for Period	0.6898	0.7330	0.7513	0.7543	0.6898

	Year Ended December 31		Six Months Ended June 30
	2020	2019	2021	2020
	(US$)	(US$)	(US$)	(US$)
Rate at end of period	0.7854	0.7699	0.8068	0.7338
Average rate for period	0.7461	0.7537	0.8023	0.7332
High for period	0.7863	0.7699	0.8306	0.7710
Low for Period	0.6898	0.7353	0.7795	0.6898

SUMMARY OF PROSPECTUS

For a summary of the U.S. Prospectus, please see the section entitled “Summary of the Proxy Statement/Prospectus” in the U.S. Prospectus. That section is a summary of the principal features of the Business Combination and should be read together with the more detailed information and financial data and statements contained elsewhere in this Canadian Prospectus and the U.S. Prospectus.

CORPORATE STRUCTURE

The Company was incorporated under the Business Corporations Act (Ontario) on November 18, 2016. Newco was incorporated under the Business Corporations Act (Ontario) on February 12, 2021 for the sole purpose of effecting the Business Combination. Amalco was formed on August 10, 2021 upon the amalgamation of Newco and Peridot Ontario pursuant to the Arrangement. The head and registered office of Amalco is located at 2351 Royal Windsor Dr., Unit 10, Mississauga, Ontario, L5J 4S7. Following the consummation of the Business Combination, Amalco owns 100% of the equity interests in the Company.

Amalco owns 100% of the outstanding equity interests in the Company. The Company owns 100% of the equity interests in both Li-Cycle Inc. and Li-Cycle North America Hub, Inc., each of which was incorporated under the General Corporation Law of the State of Delaware.

For the structure of the Company prior to and after the consummation of the Business Combination, see the section entitled “The Business Combination Agreement – Structure Prior to the Business Combination” and “The Business Combination Agreement – Structure Following the Business Combination” in the U.S. Prospectus.

DESCRIPTION OF BUSINESS

General

For a description of our business and three-year history of our business, see the section entitled “Information about Li-Cycle” in the U.S. Prospectus.

In the U.S. Prospectus, we refer to “ternary Hubs” and “LFP Hubs”. A ternary Hub is a Hub that will process all types of black mass using our technology. An LFP Hub is a Hub that will have the capacity to process all types of black mass using our technology but that will be dedicated to processing lithium iron phosphate (“LFP”) black mass derived from LFP lithium-ion batteries, LFP lithium-ion battery materials, and third party LFP black mass to produce LFP cathode pertinent end-products (e.g. lithium carbonate). LFP lithium-ion batteries have historically been viewed by the market as more difficult to recycle than other lithium-ion batteries.

Certain Supplemental Disclosures

On March 30, 2021, Newco filed the Registration Statement with the SEC containing the U.S. Prospectus. On April 16, 2021, June 3, 2021, July 10, 2021 and July 13, 2021, Peridot received a total of five demand letters from purported shareholders of Peridot (the “Demand Letters”), one of which (the Demand Letter dated July 13, 2021), was also addressed to Li-Cycle, alleging that the U.S. Prospectus contained disclosure deficiencies and/or incomplete information regarding the Business Combination. Peridot and Li-Cycle believe that the disclosures set forth in the U.S. Prospectus comply fully with applicable law and that the allegations contained in the Demand Letters are entirely without merit. However, in order to moot the purported Peridot shareholders’ unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its shareholders, Peridot and Li-Cycle determined to voluntarily supplement the U.S. Prospectus with certain supplemental disclosures as described in the Form 6-K which is attached to, and forms part of and is incorporated in, this Canadian Prospectus. To the knowledge of the Company, no legal proceedings have been commenced against the Company, Newco, Peridot or Amalco in relation to the Demand Letters.

REGULATORY FRAMEWORK

Li-Cycle holds all licenses currently required in connection with its technologies and operations. Li-Cycle has engaged a third-party consultant to work with a dedicated team across all Li-Cycle projects, supporting it with permitting, regulatory compliance, and keeping it apprised on all legal changes.

Battery Regulation

There has been an increase in battery regulation globally in recent years. In the United States, California is evaluating a policy to drive recycling efficiency rates as close to 100% as possible, potentially beginning as early as 2022. In Canada, Ontario requires recycling efficiency rates for lithium-ion batteries of over 70% by 2023. China has required functional material recovery rates greater than 80% since 2018, with specific targets by key materials (nickel, cobalt, and lithium). The European Union proposes to update its EU Battery Directive during 2021 to implement more aggressive recycling targets, including minimum material recovery rates of 90% for both cobalt and nickel by 2025 (also a potential ‘high level of ambition’ mandate for at least a 95% material recovery rate for both cobalt and nickel by 2030; this is being discussed as part of the proposed regulation), a minimum recovery rate of 35% for lithium by 2025 (also a potential ‘high level of ambition’ mandate for at least a 70% material recovery rate for lithium by 2030; this is being discussed as part of the proposed regulation), and a recycling efficiency rate of least 65% by 2025 (also includes a potential ‘high level of ambition’ mandate for a recycling efficiency rate of at least 70% by 2030; this is being discussed as part of the proposed regulation).

Environmental Regulation

Li-Cycle is and will be subject to environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in the U.S. and Canada and in other jurisdictions in which it may in the future operate, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, operating and maintaining its facilities. Government authorities that have issued or have authority to issue and govern material permits that pertain to Li-Cycle’s operational activities include the Ontario Ministry of the Environment, Conservation and Parks (in respect of the Kingston Spoke), the New York State Department of Environmental Conservation (in respect of the Rochester Spoke and the Rochester Hub) and the Arizona Department of Environmental Quality (in respect of the Arizona Spoke).

Transportation Regulation

Li-Cycle is subject to and complies with regulations pertinent to the transportation of lithium-ion batteries, including the Transportation of Dangerous Goods Act, 1992 (Canada) and United States transportation regulation relating to lithium cells and batteries.

DIVIDEND POLICY

The Company has never declared or paid regular cash dividends on its common shares. Amalco currently expects to retain all future earnings for use in the operation and expansion of its business and to not pay cash dividends in the foreseeable future following the closing of the Business Combination. The declaration and payment of any dividends in the future will be determined by Amalco’s board of directors, in its discretion, and will depend on a number of factors, including Amalco’s earnings, capital requirements, overall financial condition, and contractual restrictions, including restrictions contained in any agreements governing any indebtedness Amalco may incur.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis in the U.S. Prospectus

The management’s discussion and analysis of Li-Cycle Corp. set out in the U.S. Prospectus under the heading “Li-Cycle Management’s Discussion and Analysis of Financial Condition and Results of Operations” is dated as of July 15, 2021.

The management’s discussion and analysis of Peridot Acquisition Corp. set out in the U.S. Prospectus under the heading “Peridot Management’s Discussion and Analysis of Financial Condition and Results of Operations” is dated as of May 24, 2021.

Management’s Discussion and Analysis of the Company for the Six Months Ended April 30, 2021

The management’s discussion and analysis of Li-Cycle Corp. for the six months ended April 30, 2021 is attached to this Canadian Prospectus. See “Index to Financial Statements, Management’s Discussion and Analysis, and U.S. Prospectus”.

Management’s Discussion and Analysis of Peridot for the Six Months Ended June 30, 2021

The management’s discussion and analysis of Peridot Acquisition Corp. for the six months ended June 30, 2021 is attached to this Canadian Prospectus and is dated as of August 4, 2021. See “Index to Financial Statements, Management’s Discussion and Analysis, and U.S. Prospectus”.

DESCRIPTION OF AMALCO’S SECURITIES

In addition to the description of the Amalco Preferred Shares contained in the section of the U.S. Prospectus entitled “Description of Amalco’s Securities”, Amalco will comply with the applicable requirements of OSC Rule 56-501 – Restricted Shares (“OSC Rule 56-501”), including the requirement that a distribution of preferred shares receive “minority approval” (as defined in OSC Rule 56-501) if such preferred shares would have the effect of creating “restricted shares” (as defined in OSC Rule 56-501).

PRIOR SALES

Except as otherwise described in this Canadian Prospectus or in the U.S. Prospectus in connection with the Business Combination, during the 12-month period before the date of this Canadian Prospectus, (i) Newco did not issue any common shares, other than 10 common shares issued to the Company upon the incorporation of Newco at a price of Cdn$1.00 per share; and (ii) the Company did not issue any common shares of the Company or securities that are convertible into common shares of the Company, except as described in the following table:

Date of Issuance or Sale	Number and type of Securities Issued or Sold	Issue Price /Exercise Price Per Security
July 21, 2020	12,000 options to purchase common shares	Cdn$53.34
November 13, 2020	281,138 Class A preferred shares	U.S.$81.81(1)
December 1, 2020	16,000 options to purchase common shares	Cdn$107.23
December 1, 2020	7,319 restricted share units	—
January 25, 2021	12,000 common shares	Cdn$53.34(2)
February 13, 2021	15,750 options to purchase common shares	Cdn$107.23

Notes:

(1)	Each Class A preferred share of the Company is convertible into one common share of the Company, subject to adjustment in certain circumstances.

(2)	For additional details, see note 7 of the Audited Financial Statements of Li-Cycle Corp. as of and for the years ended October 31, 2020 and October 31, 2019 in the U.S. Prospectus.

OPTIONS TO PURCHASE SECURITIES

The following table shows the aggregate number of options to purchase Amalco Shares that were outstanding as of the closing of the Business Combination after giving effect to the exercise or surrender of options to purchase common shares of the Company (“Company Options”) made in connection with the Arrangement but prior to giving effect to adjustments to the number and exercise price of outstanding Company options under the terms of the Arrangement.

Category	Number of Company Options	Exercise Price	Expiry Date
Executive Officers	27,500	$0.81 to $18.03	April 11, 2023 to July 19, 2024
Directors (other than those who are also executive officers)	9,344	$0.81 to $18.03	April 11, 2023 to July 19, 2024
Other current and former employees	65,359	$18.03 to $107.23	April 11, 2023 to February 13, 2031
Other	15,383	$18.03 to $53.34	April 11, 2023 to December 19, 2029

TOTAL	117,586	–	–

DIRECTORS AND OFFICERS

For a description of the individuals serving as directors and executive officers of Amalco following the closing of the Business Combination and the number and percentage ownership of Amalco Shares beneficially owned, or controlled or directed, directly or indirectly, by all directors and executive officers of Amalco as a group, see the sections entitled “Management of Amalco after the Business Combination” and “Security Ownership of Certain Beneficial Owners and Management” in the U.S. Prospectus. After giving effect to the redemption of Class A Shares by Peridot and completion of the Business Combination, the directors and officers of Amalco beneficially owned, or controlled or directed, directly or indirectly, approximately 39,000,000 common shares of Amalco or approximately 24% of the outstanding common shares of Amalco. In July 2021, the Company appointed Dawei Li as Vice President, Asia. Each of the directors and executive officers of Amalco is a resident of the Province of Ontario, Canada, other than (i) Anthony Tse, who is a resident of Hong Kong, China; (ii) Alan Levande and Scott Prochazka, each of whom is a resident of Texas, United States of America; and (iii) Dawei Li, who is a resident of North Carolina, United States of America.

In addition to the biographical information provided in the U.S. Prospectus for each of the directors and executive officers of Amalco in the section entitled “Management of Amalco after the Business Combination”, (i) prior to joining the Company, Dawei Li served as the Global Business Director for Lithium Carbonate at the Albemarle Corporation from July 2018 until July 2021, and from August 2012 until July 2018, Mr. Li served as a Global Segment Marketing Manager for Eastman Chemical Company; and (ii) updated biographical information in respect of Tim Johnston is provided below under the heading “Securities Penalties and Sanctions – Tim Johnston”.

DIRECTOR COMPENSATION

As set forth in the U.S. Prospectus, following the Closing of the Business Combination, the non-executive directors of Amalco became entitled to be paid as members of the board of directors, and, as applicable, for service as lead director and/or chair of any committee of the board of directors of Amalco, certain annual retainers to be determined by the Amalco Board. Amalco does not intend to pay its directors a separate fee to attend meetings of the Amalco Board or committees of the Amalco Board.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers or employees of the Company or former directors, executive officers or employees of the Company or its subsidiaries had any indebtedness outstanding to the Company or any of the subsidiaries as at the date hereof and no indebtedness of these individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of the subsidiaries as at the date hereof. Additionally, no individual who is, or at any time during the Company’s last financial year was, a director or executive officer of the Company, proposed management nominee for director of the Company or associate of any such director, executive officer or proposed nominee is as at the date hereof, or at any time since the beginning of the Company’s last financial year has been, indebted to the Company or any of its subsidiaries or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, including indebtedness for security purchase or any other programs.

CORPORATE GOVERNANCE DISCLOSURE

General

For a description of Amalco’s board of director’s mandate and oversight role, the committees expected to established by Amalco’s board of directors and Amalco’s corporate governance practices following the consummation of the Business Combination, see the section entitled “Management of Amalco after the Business Combination” in the U.S. Prospectus. A copy of the Amalco board mandate is attached to this Canadian Prospectus as Exhibit A.

Diversity

Amalco does not have a formal policy for the representation of women on the board of directors or senior management of the company but the nominating and corporate governance committee and Amalco’s senior executives are expected to take gender and other diversity representation into consideration as part of their overall recruitment and selection process. Amalco currently has no female directors or executive officers.

It is expected that the composition of the Amalco Board will in the future be shaped by the selection criteria established by the nominating and corporate governance committee. This will be achieved through developing an evergreen list of potential candidates for anticipated board vacancies who fit the committee’s list of evolving selection criteria, ensuring that diversity considerations are taken into account in senior management, monitoring the level of female representation on the board and in senior management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that Amalco’s most talented employees are promoted from within the organization.

AUDIT COMMITTEE

Upon the completion of the Business Combination, Amalco’s board of directors established an “Audit Committee”. Amalco is required to comply with the rules with respect to audit committees adopted by the SEC, NYSE and National Instrument 52-110 – Audit Committees, including with respect to composition and independence. For additional details regarding Amalco’s audit committee generally, see the section entitled “Management of Amalco after the Business Combination – Committees of the Board of Directors – Audit Committee” in the U.S. Prospectus. A copy of the Amalco audit committee charter is attached to this Canadian Prospectus as Exhibit B.

CEASE TRADE ORDERS

None of the individuals serving as directors and executive officers of Amalco following the closing of the Business Combination are, as at the date of this Canadian Prospectus, or have been, within the ten years prior to the date of this Canadian Prospectus, a director, chief executive officer or chief financial officer of any company that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

BANKRUPTCIES

None of the individuals serving as directors and executive officers of Amalco following the closing of the Business Combination are, as at the date of this Canadian Prospectus, or have been, within the ten years prior to the date of this Canadian Prospectus, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the individuals currently serving as directors and executive officers of Amalco has, within the ten years prior to the date of this Canadian Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

PRINCIPAL SECURITYHOLDERS AND SELLING SECURITIYHOLDERS

For a description of the persons who beneficially owned, or controlled or directed, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Amalco immediately following the closing of the Business Combination, see the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the U.S. Prospectus.

SECURITIES PENALTIES OR SANCTIONS

Except as otherwise disclosed in this section of the Canadian Prospectus, none of our current or proposed directors or executive officers, nor any personal holding company of any such person, has:

•

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Tim Johnston

In addition to co-founding Li-Cycle, Mr. Johnston served as a director and the chief executive officer and president of Desert Lion Energy Inc. (“Desert Lion”), a lithium exploration and development company whose securities were listed on the TSX Venture Exchange (the “TSX-V”), from February 2018 to July 2019, when Desert Lion was sold to a third party. In mid- 2019, the TSX-V initiated a review of the Desert Lion senior management team, including Mr. Johnston, to assess their suitability to act as directors or officers of a listed issuer as a result of certain incorrect statements and omissions made by Desert Lion in its press releases for a financing transaction and its listing application with the TSX-V for approval of the issuance of shares in connection with such transaction. On May 11, 2020, the TSX-V made a procedural determination that requires Mr. Johnston to make a written application to and obtain the prior written acceptance from the Compliance & Disclosure Department of the TSX-V for any proposed involvement by Mr. Johnston as a director or officer of (or to perform similar functions for) any TSX-V-listed issuer. At that time, the TSX-V advised Mr. Johnston that its determination and restrictions on Mr. Johnston were based on the TSX-V’s conclusions that Desert Lion had contravened TSX-V requirements during his tenure as the chief executive officer and president and a director of Desert Lion. Mr. Johnston subsequently commenced an appeal before the British Columbia Securities Commission (the “BCSC”) of the TSX-V’s jurisdiction to render its decision. In a decision dated February 19, 2021, the BCSC (i) concluded that the TSX-V had the jurisdiction to issue its procedural determination and that there was no proper basis for the BCSC to interfere with that determination, and, as a result, the BCSC dismissed Mr. Johnston’s appeal, and (ii) noted that the TSX-V had committed on the record of those proceedings that the TSX-V had not reached any conclusions regarding the suitability of Mr. Johnston to be a director or officer of a TSX-V listed company in the future. To the knowledge of the Corporation, the TSX-V has not taken any additional steps regarding its May 11, 2020 determination.

CONFLICTS OF INTEREST

To the best of Newco’s knowledge, there are no known existing or potential material conflicts of interest between the Company and its subsidiaries and the Company’s current, or Amalco’s proposed, directors, officers or other members of management as a result of their outside business interests except that certain of the proposed directors and officers of Amalco serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Amalco and their duties as a director or officer of such other companies.

PROMOTERS

Each of Ajay Kochhar and Tim Johnston may be considered to be a promoter of the Company in that each of Mr. Kochhar and Mr. Johnston took the initiative in organizing the business of the Company. The following table sets out the approximate number and percentage of each class of voting securities and equity securities of Amalco (after giving effect to the Business Combination) beneficially owned, or controlled or directed, directly or indirectly, by each of Mr. Kochhar and Mr. Johnston.

Name	Designation of Class	Number of Securities	Percentage of Class
Ajay Kochhar
	Common Shares	24,862,613	15.24%
	Company Options	299,325	—
Tim Johnston
	Common Shares	11,047,168	6.76%
	Company Options	758,290	—

Additional information about each of Mr. Kochhar and Mr. Johnston is disclosed elsewhere in this Canadian Prospectus and in the U.S. Prospectus. See the sections of the U.S. Prospectus entitled “The Business Combination”, “Information about Li-Cycle”, “Executive and Director Compensation”, and “Management of Amalco after the Business Combination”, as well as the section of this Canadian Prospectus entitled “Directors and Officers” for further details.

Other than as disclosed in this Canadian Prospectus, neither Mr. Kochhar nor Mr. Johnston have received, directly or indirectly, anything of value, including money, property, contracts, options or rights of any kind from Li-Cycle or its subsidiaries, and neither Li-Cycle nor its subsidiaries have received any assets, services or other consideration from Mr. Kochhar or Mr. Johnston in return.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which Amalco has entered into since the beginning of the last financial year before the date of this Canadian Prospectus, entered into prior to such date but which contract is still in effect, or to which Amalco became a party to on or prior to the closing of the Business Combination:

•	the Business Combination Agreement referred to under the section entitled “The Business Combination Agreement” in the U.S. Prospectus;

•

the Investor Agreement referred to under the section entitled “Peridot Shareholder Proposal No. 1 – The Business Combination Proposal – Certain Agreements Related to the Business Combination – Investor Agreement” in the U.S. Prospectus;

•

the form of Subscription Agreement for the PIPE Financing referred to under the section entitled “Peridot Shareholder Proposal No. 1 – The Business Combination Proposal – Certain Agreements Related to the Business Combination – Subscription Agreements” in the U.S. Prospectus;

•

the Sponsor Letter Agreement referred to under the section entitled “Peridot Shareholder Proposal No. 1 – The Business Combination Proposal – Certain Agreements Related to the Business Combination – Sponsor Letter Agreement” in the U.S. Prospectus;

•

the form of Li-Cycle Transaction Support Agreement referred to under the section entitled “Peridot Shareholder Proposal No. 1 – The Business Combination Proposal – Certain Agreements Related to the Business Combination – Li-Cycle Transaction Support Agreements” in the U.S. Prospectus;

•	the Company’s off-take agreement with Glencore referred to under the section entitled “Information About Li-Cycle – Customer Agreements – Glencore” in the U.S. Prospectus;

•	the Company’s Marketing, Logistics and Working Capital Agreements with Traxys referred to under the section entitled “Information About Li-Cycle – Customer Agreements—Traxys” in the U.S. Prospectus;

•	the Commercial Industrial Lease Agreement, dated April 14, 2021, by and between the Company and TC/P Gilbert Gateway, LLC;

•	the Warrant Agreement as defined in the U.S. Prospectus and the accompanying warrant amendment agreement to be entered into between Amalco and Continental Stock Transfer & Trust Company; and

•	the Rochester Hub Ground Lease and the Guaranty as described below under the heading “Rochester Hub Ground Lease”.

Copies of the above material contracts (including those annexed to the Registration Statement), if not already entered into then once executed, may be inspected during ordinary business hours at the offices of Amalco at 2351 Royal Windsor Dr., Unit 10, Mississauga, Ontario, L5J 4S7 and will be filed, as required, via EDGAR (available at www.sec.gov) and via SEDAR (available at www.sedar.com).

Rochester Hub Ground Lease

On August 3, 2021, Li-Cycle North America Hub, Inc., a wholly-owned subsidiary of the Company, entered into a ground lease agreement (the “Rochester Hub Ground Lease”) with Ridgeway Properties I, LLC in relation to certain lands in Rochester, New York where the Company intends to locate the Rochester Hub. The Rochester Hub Ground Lease relates to lands comprising an area of approximately 41.06 acres and provides for an original term of 20 years with five subsequent renewal terms of five years each, followed by one subsequent renewal term of four years, each renewal being exercisable by Li-Cycle North America Hub, Inc. on not less than six months’ notice prior to the expiration of a given term. Li-Cycle North America Hub, Inc. has the option to purchase the leased lands at fair market value prior to the expiration of the original term or a renewal term, exercisable on 60 days’ notice prior to the expiration of a given term. The Rochester Hub Ground Lease contains other customary terms and conditions, including representations and warranties, covenants, and events of default. For a summary of Li-Cycle’s obligations under the Lease, see the table entitled “Contractual Obligations and Commitments” in the Management’s Discussion and Analysis of Li-Cycle Corp. for the Six Months Ended April 30, 2021 attached to this Canadian Prospectus. Pursuant to a guaranty dated August 3, 2021 (the “Guaranty”), Amalco has agreed to unconditionally guarantee the performance of Li-Cycle North America Hub, Inc.’s obligations under the Rochester Hub Ground Lease.

LEGAL MATTERS

Certain Canadian legal matters relating to the Business Combination have been or will be passed upon on behalf of the Company, Newco and/or Amalco by McCarthy Tétrault LLP, and the matters referred to under the section entitled “Material U.S. Federal Income Tax Considerations” in the U.S. Prospectus, as well as certain other U.S. legal matters relating to the Business Combination, have been or will be passed upon on behalf of the Company, Newco and/or Amalco by Freshfields Bruckhaus Deringer LLP and on behalf of Peridot by Kirkland & Ellis LLP. Certain legal matters relating to the Business Combination have been or will be passed upon on behalf of Peridot by Stikeman Elliott LLP with respect to Canadian legal matters. The partners and associates of each of McCarthy Tétrault LLP, Freshfields Bruckhaus Deringer LLP, Kirkland & Ellis LLP, and Stikeman Elliott LLP, respectively, as a group, beneficially own, directly and indirectly, less than 1% of the issued and outstanding Amalco common shares and less than 1% of the issued and outstanding common shares of any of its affiliates or associates.

INDEX TO FINANCIAL STATEMENTS,

MANAGEMENT’S DISCUSSION & ANALYSIS, AND

U.S. PROSPECTUS

LI-CYCLE

I. Unaudited Financial Statements of Li-Cycle Corp. as of and for the Three and Six Months Ended April 30, 2021	•

II. Management’s Discussion and Analysis of Li-Cycle Corp. as of and for the Three and Six Months Ended April 30, 2021	•

LI-CYCLE HOLDINGS CORP.

I. Audited Financial Statements of Li-Cycle Holdings Corp. as of May 31, 2021	•

PERIDOT

I. Unaudited Financial Statements of Peridot Acquisition Corp. as of and for the Three and Six Months Ended June 30, 2021	•

II. Management’s Discussion and Analysis of Peridot Acquisition Corp. as of and for the Three and Six Months Ended June 30, 2021	•

COMBINED COMPANY

I. Unaudited Pro Forma Condensed Combined Financial Information of the Combined Company as of and for the Six Months Ended April 30, 2021	•

U.S. PROSPECTUS

I. Proxy Statement and Prospectus dated July 15, 2021	•

II. Form 6-K Report of Li-Cycle Holdings Corp. dated July 29, 2021	•

EXHIBIT “A” – BOARD MANDATE

(see attached)

Li-Cycle Holdings Corp.
CHARTER OF THE BOARD OF DIRECTORS

FUNCTION AND PURPOSE

The Board of Directors (the "**Board**") of Li-Cycle Holdings Corp. (the "**Company**") is responsible for the supervision of the management of the business and affairs of the Company. The Board, directly and through its committees, will provide direction to senior management, generally through the President and Chief Executive Officer (the "**CEO**"), to pursue the best interests of the Company. The Board's fundamental objective is to enhance and preserve long-term shareholder value while at the same time considering the legitimate interests of its other stakeholders, including the Company's employees, customers and communities.

COMPOSITION AND ORGANIZATION

Membership and Qualifications

Composition: The Board will be comprised of at least three directors and not more than ten directors with such number to be fixed by the Board in accordance with applicable legislation, regulations and listing requirements upon the recommendation of the Nominating and Corporate Governance Committee. Directors are elected annually at the Company's annual meeting of shareholders and must meet the requirements of applicable corporate laws and securities laws, rules, regulations and guidelines.

Independence: A majority of the Board must qualify as "independent", as defined in accordance with the requirements of applicable stock exchange and securities regulatory authorities, and meet the experience and expertise requirements of the applicable stock exchange and securities regulatory authorities.

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

Chair and Lead Director: The Board will appoint one member to act as the Chair and will set out his or her duties and responsibilities in a position description. If at any point the Chair is not independent, the Board will also appoint one member to act as the Lead Director, and will set out his or her duties and responsibilities in a position description.

The Chair may be removed from the position at any time at the discretion of the Board. The incumbent Chair will continue in office until a successor is appointed or he or she is removed by the Board or ceases to be a director of the Company. If the Chair is absent from a meeting, the Lead Director, if any, will preside at the meeting, and if there is no Lead Director, the Board will, by majority vote, select another director to preside at the meeting.

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Li-Cycle®

Board Committees

The Board has established the following committees: the Audit Committee; the Nominating and Corporate Governance Committee; the Compensation Committee; and the Health, Safety, Environmental, Quality & Technical Committee. Subject to applicable law or regulatory requirements, the Board may establish other committees, including ad hoc committees, or merge or dispose of any committee not otherwise required by applicable rules or regulations. In consultation with the Nominating and Corporate Governance Committee, the Board will review the appropriate structure, size, composition, mandate and members of each Board committee, and approve and modifications to such items as considered advisable.

Meetings

Frequency: The Board will meet at least once each quarter, with additional meetings held as deemed advisable, at such times and locations (if any) as the Chair deems necessary to fulfill the Board's responsibilities. The Board will conduct meetings of the Board in accordance with the Company's articles and by-laws. The independent directors shall meet, without members of management, at each regularly scheduled meeting.

Agendas and Notice: The Chair, in consultation with the Lead Director and the Corporate Secretary, will establish the meeting dates and the meeting agenda. The Corporate Secretary will send notice of each Board meeting and information concerning the business to be conducted at such meeting, to each director not less than 48 hours prior to each meeting, provided that, except where the *Business Corporations Act* (Ontario) requires the notice to specify the purpose of, or the business to be transacted at, the meeting, notice need not be sent for any regularly scheduled meeting. The Chair, or a majority of the directors, may call a special meeting of the Board at any time. Attendance at a meeting shall constitute a waiver of notice of such meeting, except attendance for the express purpose of objecting to the notice.

Holding and Recording Meetings: Board meetings may be held in person, telephonically or by other electronic means, or action may be taken by written consent in accordance with the applicable corporate law. The Board may act by a majority vote or unanimous written resolution. The Board will keep written minutes of its meetings.

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member and is expected to review and be familiar with Board and committee materials which have been provided in sufficient time for review prior to the meeting.

The Board and the Chair may invite any officer or employee of the Company or any advisors as it deems appropriate from time to time to attend Board meetings (or any part thereof) and assist in the discussion and consideration of matters relating to the Board.

The Board will meet *in camera*, without any non-independent directors or management present, as a feature at each meeting.

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Li-Cycle®

Quorum: A majority of the directors of the Board, present in person or by telephone or other electronic means, will constitute a quorum for Board meetings.

AUTHORITY AND RESPONSIBILITIES

The Board, in exercising its powers and discharging its duties, will act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board operates by delegating certain of its authorities to management and by reserving certain powers for itself. The Board retains the responsibility for managing its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board and determining director compensation.

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable committee of the Board for full Board approval:

Strategy and Budget

(a) ensuring a strategic planning process is in place and approving, on at least an annual basis, a business plan which takes into account, among other things, the longer-term opportunities and risks of the business;

(b) approving the Company's annual operating and capital budgets;

(c) reviewing operating and financial performance results in relation to the Company's business plan and budgets;

(d) reviewing and approving material transactions and capital investments not in the ordinary course of business;

Board Composition and Administration

(a) approving individuals identified and presented by the Nominating and Corporate Governance Committee as nominees for election at the next annual meeting of shareholders;

(b) approving the nomination of directors to the Board, as well as:

i. ensuring that a majority of the Company's directors are independent pursuant to applicable legislation, regulations and listing requirements;

ii. developing appropriate qualifications and criteria for the selection of Board members;

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iii. appointing the chair of the Board (the "**Chair**"), the lead independent director (the "**Lead Director**"), if necessary, and the chair and members of each Committee of the Board;

(c) identifying individuals qualified to become members of the Audit Committee in light of the independence, financial literacy, experience, diversity and other membership requirements set forth under applicable legislation, regulations and listing requirements;

(d) providing an orientation program for new directors to the Board and continuing education opportunities for all directors to ensure that directors can maintain and enhance their abilities and ensure that their knowledge of the Company's business remains current;

(e) determining director compensation and any equity ownership requirements for directors with recommendations of the Compensation Committee;

(f) assessing annually the effectiveness and contribution of the Board and the Board Chair and Lead Director (if applicable); of each Committee of the Board and their respective chairs; and of individual directors;

(g) developing written position descriptions for the Board Chair, the Lead Director and the chair of each Committee of the Board;

Human Resource Management and Compensation

(a) appointing the CEO and developing a written position description for the role of the CEO;

(b) developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives;

(c) approving the Company's compensation and benefits policies and any changes thereto for executive officers;

(d) ensuring that the Company's compensation and benefits policies create and reinforce good conduct, ethical behaviour and promote reasonable risk taking;

(e) satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers promote a culture of integrity throughout the organization;

(f) overseeing the Company's succession planning and talent development;

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Li-Cycle®

Governance

(a) developing the Company's approach to, and disclosure of, corporate governance practices and developing a set of corporate governance guidelines that are specifically applicable to the Company;

(b) ensuring that there are appropriate procedures in place for the identification and resolution of conflicts of interest;

(c) overseeing an approving the Company's code of conduct and code of ethics for senior financial employees with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct;

(d) establishing appropriate limits on the authority delegated to management to manage the business and affairs of the Company;

(e) reviewing, approving and overseeing the implementation of the Company's material policies, including the insider trading policy, the pre-approval policy for audit and non-audit services, the related party transaction policy, the anti-corruption policy and health and safety policies and practices;

Risk Management, Internal Controls and Compliance

(a) identifying and assessing the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage and mitigate these risks;

(b) ensuring full and complete disclosure of how the Board oversees risk;

(c) ensuring the integrity of the Company's internal control system and management information systems and the safeguarding of the Company's assets;

(d) reviewing, approving and overseeing compliance with the Company's disclosure policy and whistleblower procedure;

(e) overseeing the adequacy of the Company's processes to ensure compliance by the Company with applicable legal and regulatory requirements;

Financial Reporting and Auditors

(a) reviewing and approving, as required, the Company's financial statements, related management's discussion and analysis and other related financial information, and their filing and disclosure, as required;

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(b) appointing, subject to approval of shareholders, and removing of the external auditor;

Communications

(c) together with management, meeting with the Company's shareholders at the annual meeting of shareholders and being available to respond to questions at that time;

(d) adopting a communication policy for the Company;

(e) establishing measures for receiving feedback from stakeholders;

(f) monitoring investor relations programs and communications with analysts, the media and the public and reviewing and approving the disclosure of material information in accordance with the Company's disclosure policy;

Other

(a) performing any other activities consistent with this Charter, the Company's by-laws and governing laws that the Board determines are necessary or appropriate.

OTHER AUTHORITY AND RESPONSIBILITIES

Access to Records and Personnel: The Board will have full access to any relevant records of the Company and its subsidiaries that it deems necessary to carry out its responsibilities. The Board may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Board or its advisors, as it deems necessary to carry out its responsibilities.

Independent Advisors: The Board will have the authority to engage, terminate and determine funding for independent legal counsel, accounting advisors, compensation consultants and other advisors (the "Advisors") as it deems necessary to carry out its responsibilities. Such Advisors may be the regular advisors to the Company. The Board is empowered to cause the Company or any of its subsidiaries, as applicable, to pay the compensation of the Advisors as established by the Board.

Funding: The Board shall have the authority to determine and approve funding (which will be supplied by the Company) for: (i) payment of compensation to any Advisors engaged by the Board; and (ii) ordinary administrative expenses of the Board or any other expenses that are necessary or appropriate in carrying out its duties.

Delegation: The Board may form and delegate authority to subcommittees and may delegate authority to the Chair or one or more designated directors.

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Board Performance and Charter Review: The Board will annually review and assess its performance, effectiveness and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Board will conduct such review and assessment in such manner as it deems appropriate with the assistance of the Nominating and Governance Committee.

Other: The Board will perform any other activities consistent with this Charter, the Company's by-laws and governing laws that the Board determines are necessary or appropriate.

Nothing contained in this Charter is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company.

Approved by the Board of Directors on August 10, 2021 and effective as of August 10, 2021.

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EXHIBIT “B” – AUDIT COMMITTEE CHARTER

(see attached)

Li-Cycle

Li-Cycle Holdings Corp.

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

FUNCTION AND PURPOSE

The Audit Committee (the "**Committee**") will assist the Board of Directors (the "**Board**") of **Li-Cycle Holdings Corp.** (the "**Company**") in fulfilling its oversight responsibilities by:

a) monitoring the integrity of the Company's financial statements, financial reporting process and systems of internal controls and procedures;

b) ensuring compliance by the Company with applicable legal and regulatory requirements;

c) reviewing areas of potential significant financial risk to the Company;

d) evaluating the independent auditor's independence and qualifications; and

e) monitoring the performance of the independent auditors, as well as any other public accounting firm engaged to perform other audit, review, or attestation services.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is that of oversight. The Committee is not responsible for planning or conducting the audit or determining whether the financial statements of the Company are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of management and the independent auditors. The Committee and its members are not preparers, auditors, or certifiers of the financial statements or guarantors of the independent auditors' reports. It is not the duty or responsibility of the Committee to ensure that the Company complies with all laws and regulations. The Committee and each of its members will be entitled to rely on:

a) the integrity of those persons and organizations within and outside of the Company from which it receives information;

b) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which will be promptly reported to the Board); and

c) representations made by management as to any audit and non-audit services provided by the independent auditors.

COMPOSITION AND ORGANIZATION

Membership and Qualifications

Composition: The Committee will be composed of at least three directors, including a chair of the Committee (the "**Chair**"), all appointed by the Board after considering any recommendation of the Nominating and Corporate Governance Committee. Each member of the Committee will serve until his or her successor is duly appointed, or upon resignation or removal by the Board.

Independence: Each member of the Committee must qualify as "independent" and meet the experience and expertise requirements of the applicable stock exchange and securities regulatory authorities. At least one member of the Committee must qualify as an "audit committee financial expert" as defined in accordance with the applicable securities regulatory authorities and stock exchanges on which the Company's securities are listed.

Financial Literacy: All members of the Committee must be financially literate, as defined by the applicable securities regulatory authorities and stock exchanges on which the Company's securities are listed. A director who is not financially literate may be appointed to the Committee, provided that such director becomes financially literate within a reasonable period of time following such appointment.

<u>Meetings</u>

Frequency: The Committee will meet at least four times a year at such times and locations (if any) as the Chair deems necessary to fulfill the Committee's responsibilities. The Committee may meet with the independent auditors, members of the internal audit function and management jointly or separately, to the extent the Committee deems necessary and appropriate.

Agendas and Notice: In consultation with the Corporate Secretary, the Chair will establish the meeting dates and the meeting agenda. The Corporate Secretary will send notice of each Committee meeting and information concerning the business to be conducted at such meeting, to each member of the Committee not less than 48 hours prior to each meeting, provided that notice need not be sent for any regularly scheduled meeting. The Chair, or a majority of the members of the Committee, may call a special meeting of the Committee at any time. Attendance at a meeting shall constitute a waiver of notice of such meeting, except attendance for the express purpose of objecting to the notice. While the Committee is expected to communicate regularly with management of the Company, the Committee will exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities.

Holding and Recording Meetings: Committee meetings may be held in person, telephonically or by other electronic means, or action may be taken by written consent in accordance with the applicable corporate law. The Committee may act by a majority vote at a meeting of the Committee or unanimous written resolution. The Committee will keep written minutes of its meetings and submit such minutes to the Board. The Committee shall report regularly to the Board on its discussions and actions, including any significant issues or concerns that arise at its meetings, and shall make recommendations to the Board as appropriate. The independent auditor or any two directors of the Board may request the Chair call a meeting of the Committee

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and may attend and participate in such meeting or inform the Committee of a specific matter of concern to the independent auditor or directors.

Quorum: A majority of the members of the Committee, present in person or by telephone or other electronic means, will constitute a quorum for meetings of the Committee.

AUTHORITY AND RESPONSIBILITIES

<u>Independent Auditors</u>

Hiring and Selection of Independent Auditors: The Committee will have the sole authority and the direct responsibility for the appointment, compensation, retention, termination and oversight of the independent auditors for the Company (including the resolution of disagreements between management and the independent auditors regarding financial controls or financial reporting) and the independent auditors will report directly to the Committee.

Performance and Independence of Independent Auditors: The Committee will evaluate the qualifications and performance and confirm the independence of the independent auditors on an ongoing basis, but not less frequently than annually. The Committee will confirm receipt from the independent auditors of a formal written statement delineating all relationships between the Company and its subsidiaries and the independent auditors, consistent with applicable accounting rules and standards. The Committee will discuss with the auditors any disclosed relationships or services that may impact the objectivity and independence of the auditors and will take, or recommend that the Board take, appropriate action to oversee the independence of the auditors. The Committee shall review a written report from the independent auditors explaining the auditors' internal quality-control procedures and any issues raised by the most recent internal quality-control review (or any peer review or inquiry or investigation by governmental or professional authorities).

Approval of Independent Auditor Services: The Committee will review and approve the independent auditors' annual engagement letter and all audit, audit-related, tax and other non-audit permissible services proposed to be provided by the independent auditors, and the fees for such services. The Committee is responsible for establishing policies and procedures for the Committee's pre-approval of permitted services by the independent auditors or other registered public accounting firms on an on-going basis. So long as any pre-approval of any transaction or service is presented to the full Committee at its next regularly scheduled meeting, the Committee can delegate to the Chair or one or more members of the Committee the authority to pre-approve audit and permissible non-audit services.

Oversight of Auditors; Audit Plan. The Committee will review and discuss with the independent auditors the overall scope and results of the annual audit and other financial reviews, including the adequacy of staffing and rotation of audit partners as required by applicable law or regulatory authority.

Li-Cycle

Review of Independent Auditor Report: The Committee will review: (i) any reports required to be prepared by the independent auditors on all critical accounting policies and practices to be used; (ii) all alternative treatments within applicable accounting rules for policies and practices related to material items that have been discussed with management, including the ramifications of such alternative disclosures and treatments and the treatment preferred by the independent auditors; (iii) other significant reporting issues and judgments, significant regulatory, legal and accounting initiatives, rules and developments that may have a material impact on the Company's financial statements and their anticipated impact, compliance programs and policies; and (iv) any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences. The Committee will also discuss with the independent auditors and then disclose those matters whose disclosure is required by applicable accounting or auditing standards.

<u>Financial Reporting Process</u>

Accounting Procedures: The Committee will assist the Board in discharging its responsibility in relation to the quality, acceptability, and integrity of the Company's accounting policies and principles, reporting practices and internal controls.

Open Communication: The Committee will provide and facilitate an open avenue of communication between the independent auditors, the Board, management and the accounting and finance department of the Company. The independent auditor shall have a direct line of communication to the Committee and may bypass management if deemed necessary. The independent auditor shall report to the Committee and is ultimately accountable to the Committee and the Board.

System of Financial Controls: The Committee will discuss with management, and provide oversight over, the design, implementation, adequacy and effectiveness of the Company's internal controls and disclosure controls and procedures, and material changes in such controls (including all internal and external people, resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the books and records of the Company with International Financial Reporting Standards ("**IFRS**") and other applicable laws and regulations and sound business practices, as well as protecting the value of the assets of the Company and safeguarding the credibility of its brand, employees, management team, the Board and shareholders.

The Committee will review any significant deficiencies in the design or operation of internal control over financial reporting or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal control over financial reporting, and any required disclosures regarding the Company's internal controls. The Committee will also review with management and the independent auditors processes to ensure (i) that the necessary books, records and accounts have sufficient detail to accurately and

Li-Cycle

fairly reflect the Company's transactions; (ii) that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, and for the review of the Company's disclosure controls and procedures and to periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration; and (iii) that adequate processes are in place for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud.

Annual Audit Review: The Committee will review with management and the independent auditors the results of the annual audit of the Company for each fiscal year together with the independent auditors' audit report thereon, including the Company's accounting principles and practices, significant judgments, estimates, known and likely misstatements identified during the audit (other than those the independent auditors believe to be trivial). In performing such review, the Committee will review the scope of the audit, the audit procedures utilized, any difficulties or disputes encountered during the audit, any changes in accounting practices or principles, and any other matters related to the conduct of the audit brought to the Committee's attention by management or the independent auditors, or which are raised by members of the Committee. In connection with the annual reviews, the Committee will inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures may include but are not limited to: (i) threatened and pending litigation; (ii) claims against the Company or any of its subsidiaries; (iii) tax matters, regulatory compliance and correspondence from regulatory authorities; and (iv) environmental exposure.

Quarterly Reviews: The Committee will review with management and the independent auditors the financial statements of the Company each quarter and related notes, including the quarterly financial statements, management discussion and analysis, financial reports, financial projections and other applicable financial disclosure, prior to the public disclosure of such information and together with the independent auditors' review thereof pursuant to professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risks or exposures.

Financial Reporting Disclosure: The Committee will review with management and the independent auditors the audited annual financial statements and related notes, including the auditors' report thereon, management discussion and analysis, financial reports, financial projections and other applicable financial disclosure, prior to the public disclosure of such information, and the Committee will be responsible for making a recommendation to the Board as to whether the Company's financial statements be included in any report filed, as applicable, with any securities regulatory authority. Further, the Committee will review with management

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Li-Cycle

and the independent auditors where appropriate financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management information circulars, material change disclosures of a financial nature and any similar disclosure documents prior to the public disclosure of such documents or information. In connection with the annual reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risks or exposures.

Internal Audit Processes. The Committee will review any appointment of individuals to, and any changes in, the senior internal audit position. The Committee will review and discuss regularly with the senior internal audit executive, the results of internal audit activities, including any significant issues raised in reports to management and management's responses. The Committee will also provide oversight of the internal audit department objectives, responsibilities, independence, performance, resources and annual plan and budget, including the scope of the plan and any significant modifications.

CEO and CFO Certifications. The Committee will review the Chief Executive Officer's and Chief Financial Officer's annual certification plan, receive the CEO and CFO certifications of interim and annual filings made in accordance with applicable Canadian and United States securities laws and review the interim and annual CEO and CFO certifications.

Earnings Announcements. The Committee will review and discuss with management and the independent auditors any earnings press releases, earnings guidance provided to analysts and rating agencies, and other public announcements regarding the Company's results of operations.

<u>Finance and Investment Oversight</u>

Financial Resources: The Committee will periodically review and make recommendations to the Board with respect to the Company's financial resources, financing requirements, currency hedging, investment strategies (if any) and related matters.

Incurrence of Debt or Equivalents: Irrespective of the dollar amount involved, issuance of debt securities or off-balance sheet financing will require Committee recommendation and Board approval.

Other Financial Matters: The Committee will receive and review reports from management with respect to significant financial matters, including, without limitation, any significant transactions outside the ordinary course of business of the Company as requested by the Board or as deemed appropriate by the Committee from time to time.

<u>Risk Management</u>

The Committee will be responsible for the oversight of risks and exposures associated with financial matters, particularly financial reporting, tax, accounting, disclosure, internal control over financial reporting, investment guidelines and credit and liquidity matters, programs and

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Li-Cycle®

policies relating to legal and regulatory compliance and strategy, and operational infrastructure, particularly reliability, business continuity, capacity, information security, data protection and privacy. The Committee shall provide regular reports to the Board on such matters. The Committee will review and assess the Company's processes to manage and control risk, except for risks retained by the Board or its other committees.

With the Committee's oversight, management will establish guidelines, policies and practices regarding risk management, including, but not limited to, derivative policies, insurance programs and necessary practices and procedures to monitor and control major business, operational and financial risks.

Related Party Transactions

The Committee will review and approve or ratify, in accordance with the Company's policies as approved by the Committee, all related party transactions as defined by applicable rules and regulations.

Review of Hiring Policy

The Committee will oversee the policies and procedures as required by applicable rules and regulations governing how the Company may employ or receive services from individuals who are or once were partners of or employed by the present and former independent auditors of the Company.

Legal Compliance; Investigations

The Committee will be responsible for overseeing legal and regulatory matters that may have a material impact on financial statements and the Company's business. The Committee shall have access to management, the General Counsel, and internal and independent auditors in connection with such review. The General Counsel has express authority to communicate at any time with the Committee about compliance matters.

Complaint Handling Process (i.e., "Whistleblower Reporting")

Submission of Complaints: The Committee will establish, maintain and oversee the procedures for: (i) the receipt, retention, and treatment of complaints regarding accounting, internal controls, or audit matters; and (ii) the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting, audit or internal control matters.

OTHER AUTHORITY AND RESPONSIBILITIES

Access to Records and Personnel: The Committee will have full access to any relevant records of the Company and its subsidiaries that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any of its

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subsidiaries or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

Independent Advisors: The Committee will have the authority to engage, terminate and determine funding for such independent legal counsel, accounting advisors and other advisors (the "**Advisors**") as it deems necessary to carry out its responsibilities. Such Advisors may be the regular advisors to the Company. The Committee is empowered to cause the Company or any of its subsidiaries, as applicable, to pay the compensation of the Advisors as established by the Committee.

Funding: The Committee shall have the authority to determine and approve funding (which will be supplied by the Company) for: (i) payment of compensation to the independent external auditors or any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) any other Advisors engaged by the Committee; and (iii) ordinary administrative expenses of the Committee or any other expenses that are necessary or appropriate in carrying out its duties.

Reports to Board of Directors: The Committee will report regularly to the Board regarding the meetings of the Committee with such recommendations to the Board as the Committee deems appropriate.

Review of this Charter: At least once a year, the Committee will review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for consideration and approval.

Annual Committee Evaluation: The Committee will annually evaluate its performance and report to the Board on the results of the review, including any recommended changes contained therein for approval by the Board.

Delegation: The Committee may form and delegate authority to subcommittees and may delegate authority to the Chair or one or more designated members of the Committee. The Committee cannot delegate its responsibilities to non-committee members.

Other Responsibilities: The Committee will take such other action with respect to the matters set out herein as may be delegated from time to time by the Board, and shall perform such other duties as may be required by applicable law or requested by the Board or deemed appropriate by the Committee. The Committee will discharge its responsibilities, and will assess the information provided to the Committee, in accordance with its business judgment. The Committee will have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate.

Approved by the Board of Directors on August 10, 2021 and effective as of August 10, 2021.

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CERTIFICATE OF LI-CYCLE HOLDINGS CORP.

Dated: August 10, 2021

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the issuer as required by the securities legislation of the province of Ontario.

(s) Ajay Kochhar	(s) Bruce MacInnis
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(s) Tim Johnston	(s) Mark Wellings
Director	Director

CERTIFICATE OF THE PROMOTERS

Dated: August 10, 2021

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the issuer as required by the securities legislation of the province of Ontario.

PROMOTERS

(s) Ajay Kochhar	(s) Tim Johnston
Promoter	Promoter